Ricardo Perpetuo Chief Financial Officer and Head of Investor Relations Ricardo.perpetuo@telemigcelular.com.br Phone: +55 61 3429-5600

Leonardo Dias Associate Director of Investor Relations Ldias@telepart.com.br Phone: +55 61 3429-5673

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
REPORTS THIRD QUARTER 2005 RESULTS

–	EBITDA margin of 34.2% of net service revenues for 3Q05
–	Significant decrease on post-paid churn rates despite fierce competition
–	Stability on post-paid ARPU quarter-over-quarter
–	Bad debt decreased to 2.5% of net service revenues
–	Positive free cash flow of R$34 million for the quarter
–	Net debt reduced by R$14.7 million in the quarter

Brasília, Brazil, November 07, 2005 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its third quarter 2005 results. The Company’s client base totaled 1,207,103 for the quarter. EBITDA reached R$33.7 million in 3Q05, representing 34.2% of net service revenues. Year-to-date EBITDA reached R$89.2 million, representing 30.2% of net service revenues.

Operating Highlights:

Client base of 1,207,103 in 3Q05

The Company’s customer base reached 1,207,103 during the third quarter of 2005, representing a slight decrease of 3% over the previous quarter. Year-over-year, net additions reached 38,698.

As a result of less aggressive acquisition campaigns and the maintenance of strict churn policies, the Company experienced a decrease in client base during 3Q05. The prepaid base decreased by 21,891 customers reaching 936,271 customers or 78% of the total base. The postpaid base decreased by 15,077 clients, ending the quarter with 270,832 customers or 22% of the total base.

CLIENT BASE (000)

www.telenorteholding.com.br – 1/14

Churn rates

The blended annualized churn rate remained stable in the quarter, reaching 49.6%. The prepaid annualized churn rate for 3Q05 reached 56.8%, higher than the 53.2% registered in the previous quarter. Such increase is associated with the poor quality of clients acquired during the latter part of 2004. For the postpaid segment, despite the highly competitive environment, annualized churn rates experienced a steep decrease of 12.5 p.p. when compared to the previous quarter. This was the second consecutive decrease quarter-over-quarter and it shows the success of the retention efforts.

CHURN RATE (annualized)

Operating revenues

Net service revenues totaled R$98.3 million in 3Q05, representing a decrease of R$2.1 million or 2.1% over the previous quarter. Net equipment revenues in the quarter totaled R$9.6 million, a decrease of 14.8% when compared to 2Q05. This decrease was already expected due to weaker sales associated with seasonal factors during the third quarter. As a result, total net revenues were R$107.9 million in the quarter, 3.3% lower when compared to the previous quarter. Year-to-date total net revenues reached R$326.7 million.

Data revenues, as a percentage of net service revenues, reached 4.3% in the quarter and 4.2% year-to-date.

In the third quarter of 2005, handset subsidies for client acquisitions were R$4.6 million (or R$39.8 per gross addition), representing a R$0.8 million increase compared to the previous quarter.

Operating costs and expenses

Cost of services in 3Q05 totaled R$ 23.7 million, lower than the R$ 28.3 million reported in 2Q05. This reduction is primarily explained by both the savings provided by the installation of a new GSM network mobile switching centre in São Luiz do Maranhão (State of Maranhão) and the reversion of provisioned amounts, retroactive to January 2005, due to the negotiation of dedicated line contracts.

www.telenorteholding.com.br – 2/14

Selling and marketing expenses in the quarter remained stable reaching R$23.9 million compared to the R$ 24.5 million registered in the previous quarter. When compared to the previous quarter, selling and marketing expenses, as a percentage of net service revenues, remained stable at 24.4%.

Customer acquisition cost in the third quarter of 2005 remained fairly stable at R$186 when compared to the R$188 reported in 2Q05. Retention costs as a percentage of net service revenues were 14.1% in the quarter, in line with the previous quarter.

G&A reached R$9.9 million in 3Q05, representing 10.1% of net service revenues. When compared to the previous quarter, G&A decreased by approximately R$6.0 million. Such reduction is primarily explained by a non-recurring payment of attorney fees in 2Q05 related to the obtention of a favorable decision on the ICMS (added-value sales tax) issue occurred in the first quarter of 2005, which caused a non-recurring increase in 2Q05 G&A. For the coming quarters, G&A is expected to remain in the range of 9% to 11% of net services revenues.

Bad debt as a percentage of net service revenues has decreased to 2.5% when compared to 3.8% reported in the previous quarter. When calculated against total net revenues, bad debt reached 2.3% during 3Q05 compared to 3.4% reported in 2Q05.

BAD DEBT

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) in 3Q05 totaled 194, slightly lower than the 196 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) reached R$72.9 in the quarter, in line with the R$73.1 registered in 2Q05.

In the third quarter of the year, prepaid MOU remained stable at 29 compared to the 30 registered in the 2Q05. As a result, prepaid ARPU remained fairly stable at R$9.0 when compared to R$9.6 registered in the previous quarter.

As a result, blended ARPU slightly decreased to R$23.5 when compared to R$24.4 registered in the second quarter of 2005.

www.telenorteholding.com.br – 3/14

ARPU (R$)

1 - SMP was implemented as of August 2004.
2 - Estimates considering SMP rules.

Market share estimated at 27%

Market share was estimated at 27% compared to 29% registered in the previous quarter. Gross sales share in 3Q05 was estimated at 20.5%, representing a decrease of 1.2 p.p. when compared to the previous quarter.

EBITDA margin of 34.2% of net service revenues

EBITDA and EBITDA margin (excluding handsets revenues) in the third quarter of 2005 reached R$33.7 million and 34.2%, respectively, compared to R$24.1 million and 24.0% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$89.2 million and 30.2%, respectively.

EBITDA (R$ million)

www.telenorteholding.com.br – 4/14

Depreciation and amortization

In 3Q05, depreciation and amortization remained stable at R$28.6 million. Year-to-date, depreciation and amortization expenses amounted to R$84.0 million.

Net financial expense of R$7.4 million

	R$ million

	2Q05	3Q05
Interest Expense(a)	(36.0)	(27.1)
Interest Income(b)	4.1	4.5
Foreign Exchange Gain (Loss)(c)	36.1	15.2
Net Financial Gain (Expense)	4.2	(7.4)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains resulting from hedging operations and own capital interest revenues (if any); b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million

	2Q05	3Q05
Gain (expense) related to debt denominated in foreign currency	30.5	9.8
Gain (loss) on hedging operations*	(27.0)	(19.8)
Sub-total	3.5	(10.0)
Expense related to debt denominated in Reais	(0.8)	(0.5)
Financial expense (debt related)	2.7	(10.5)
Net financial expense (not related to debt)**	(1.6)	(0.5)
Sub-total	1.1	(11.0)
Interest income – cash investing activities	3.1	3.6
Net Financial Income (Expense)	4.2	(7.4)
* Net of PIS/COFINS. ** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Negative net result of R$0.7 million in the quarter

Net result in 3Q05 was negative in R$0.7 million, or R$0.106 per ADS (R$0.002 per thousand shares). Year-to-date, net result was negative in R$2.9 million, or R$0.430 per ADS (R$0.009 per thousand shares).

www.telenorteholding.com.br – 5/14

Total debt of R$266.2 million

Total debt was R$266.2 million, 97% of which was denominated in foreign currencies (95% denominated in US Dollars and 2% denominated in a currency basket index from BNDES). From total debt denominated in foreign currency, 77% was hedged.

Hedge operation

By the end of 2Q05, 47% of the Company’s debt subject to exchange variation was hedged. At that time, the non-hedged portion of the debt was mostly related to the issuance of Notes Units made together with Telemig Celular S.A., which amounted to US$ 120 million (US$ 40 million for Amazônia Celular and US$ 80 million for Telemig Celular), placed on January 20, 2004. On September 9, 2005, the Company made a new hedge transaction covering the principal amount of its Notes Units, changing the cost of the debt from exchange variation to 75% of CDI (Interbank Deposit Certificate). Consequently, by the end of 3Q05, 77% of its debt subject to exchange variation was hedged.

Net debt of R$244.2 million

As of September 30, 2005, the Company’s indebtedness was partially offset by cash and cash equivalents (R$78.6 million) and receivables from loans (R$7.3 million) but was impacted by accounts payable from hedging operations (R$63.9 million), resulting in net debt of R$244.2 million.

NET DEBT (R$ million)

Investments totaled R$7.0 million

During the third quarter of 2005, Amazônia Celular’s capital expenditures were R$7.0 million. Year-to-date capital expenditures totaled R$27.5 million. The breakdown of such investments is as follows:

www.telenorteholding.com.br – 6/14

CAPEX breakdown

CAPEX (R$ million)	3Q04	4Q04	1Q05	2Q05	3Q05

Network	36.3	65.6	2.0	17.2	5.8
IS/IT	0.5	15.8	0.4	0.2	1.0
Others	2.7	5.0	0.9	(0.1)	0.2
T O T A L	39.5	86.4	3.3	17.3	7.0

Debt payment schedule

Year	R$ million	% foreign currency denominated debt

2005	53.8	83.8%
2006	32.1	100.0%
2007	52.5	100.0%
2008	13.8	100.0%
2009	102.7	100.0%
2010	11.4	100.0%

Free cash flow

Free cash flow in the quarter was R$34.1 million, compared to a negative cash flow of R$12.8 million reported in the previous quarter. Year-to-date, free cash flow amounted to negative R$10.6 million.

Financial ratios

Ratios	3Q04	4Q04	1Q05	2Q05	3Q05

Net Debt/EBITDA(1) =	1.66	1.84	2.53	2.69	2.37
Net Debt/Total Assets =	33%	25%	34%	33%	32%
Interest Coverage Ratio(1) =	6.5	5.2	4.5	4.4	4.7
Current Liquidity Ratio =	0.9	0.8	0.8	1.1	1.0
(1) Last twelve months.

VU-M increase

Amazônia Celular S.A. implemented, as of July 17, 2005, a 4.5% adjustment to the Remuneration Value for the Use of Network of the SMP (VU-M), exclusively, for local calls between the Company and the following operators: Oi, TIM, Vivo-NBT and Telemar. With this adjustment, Amazônia Celular’s VU-M increased from R$0.38755 to R$0.40498 (without taxes) and from R$0.40223 to R$0.42032 (with taxes). The value of the new remuneration fee for the use of network is temporary and its change results from the agreement entered into between the companies mentioned above.

www.telenorteholding.com.br – 7/14

Outlook

Amazônia Celular expects mobile penetration within the Company’s area to increase from current 27% to 28-29% by the year-end. For the third quarter of the year, Amazônia Celular expects to maintain gross sales share at approximately 20%. Net additions are expected to primarily come from prepaid customers. ARPUs for both postpaid and prepaid customers are expected to remain fairly stable. Bad debt, as a percentage of net service revenues, is expected to range from 2.5% to 3.5% in 4Q05. Capital expenditures in the year should reach approximately R$70 million.

****************************

www.telenorteholding.com.br – 8/14

For additional information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department
Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5600/5673/5616/ 5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

NEXT EVENTS

Conference Call
Phone: 1 (973) 409-9258
Date: November 08, 2005
Time: 09:00 a.m. (EDT) / 12:00 p.m. (Brasília)
APIMEC SP
Venue: Hotel Intercontinental
Date: November 09, 2005
Time: 04:00 p.m.
APIMEC MG
Venue: Telemig Celular
Date: November 10, 2005
Time: 06:00 p.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telenorteholding.com.br – 9/14

OPERATIONAL DATA

	2004		2005
	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	Var.% (3Q05/2Q05)
Licensed Pops (in millions)	16.4	16.7	16.7	16.7	16.7	16.7	0.0%
Clients	1,168,404	1,256,273	1,278,586	1,244,071	1,207,103	1,207,103	-3.0%
Postpaid	293,813	316,040	302,603	285,909	270,832	270,832	-5.3%
Prepaid	874,591	940,233	975,983	958,162	936,271	936,271	-2.3%
MOU Incoming							0.0%
Postpaid	73	74	66	85	85	78	-0.4%
Prepaid	27	27	23	23	21	22	-8.3%
MOU Outgoing							0.0%
Postpaid	137	125	110	111	110	110	-1.2%
Prepaid	10	9	7	7	8	7	6.3%
Total Outgoing Traffic (Million of Minutes)	141.1	135.8	123.4	118.7	113.2	355.4	-4.6%
Total Incoming Traffic (Million of Minutes)	131.9	140.7	127.7	140.9	130.3	399.0	-7.5%
Average Revenue per User - ARPU (R$)	29.6	26.2	24.0	24.4	23.5	24.0	-3.9%
Postpaid	80.5	71.7	67.3	73.1	72.9	71.0	-0.1%
Prepaid	12.6	10.9	10.0	9.6	9.0	9.5	-5.4%
Service Revenues (R$ millions)							0.0%
Monthly Fee	22,555	21,823	21,849	21,510	20,789	64,148	-3.3%
Outgoing Traffic	39,705	41,987	37,003	39,235	41,589	117,826	6.0%
Incoming Traffic	37,987	30,765	31,754	34,001	29,984	95,739	-11.8%
Other	4,646	5,992	5,871	5,605	5,922	17,398	5.6%
TOTAL	104,893	100,567	96,477	100,350	98,284	295,111	-2.1%
Data Revenues (% of net serv. revenues)	3.3%	2.7%	4.2%	4.1%	4.3%	4.2%	0.2 p.p.
Cost of Services (R$ millions)							0.0%
Leased lines	6,109	6,085	9,019	11,196	6,537	26,751	-41.6%
Interconnection	11,893	5,663	4,380	3,654	3,300	11,334	-9.7%
Rent and network maintenance	5,011	6,429	6,105	5,848	6,129	18,082	4.8%
FISTEL and other taxes	6,935	6,732	5,684	3,958	4,109	13,751	3.8%
Other	2,416	4,951	3,849	3,634	3,637	11,120	0.1%
TOTAL	32,364	29,860	29,037	28,289	23,712	81,038	-16.2%
Churn - Annualized Rate	23.8%	42.7%	46.5%	49.5%	49.6%	48.5%	0.1 p.p.
Postpaid	28.6%	27.1%	41.2%	37.6%	25.2%	35.0%	-12.5 p.p.
Prepaid	22.3%	47.9%	48.2%	53.2%	56.8%	52.8%	3.6 p.p.
Cost of Acquisition (R$)	199	184	152	188	186	172	-1.4%
Retention Costs (% of net serv. revenues)	13.2%	10.3%	11.8%	14.1%	14.1%	13.4%	-0.0 p.p.
CAPEX (R$ millions)	39.5	86.4	3.3	17.3	7.0	27.5	-59.7%
Number of locations served	209	212	210	210	210	210	0.0%
Number of cell sites	412	711	720	723	723	720	0.0%
Number of switches	11	11	12	12	12	12	0.0%
Headcount	786	816	854	882	864	864	-2.0%
Market Share	35%	34%	33%	29%	27%	27%	-2.4 p.p.

www.telenorteholding.com.br – 10/14

INCOME STATEMENT (BR GAAP)

							(in R$ 000)
	2004		2005
	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	YTD	Var. % (3Q05/2Q05)

Service Revenues - GROSS	148,454	142,807	137,127	140,635	136,657	414,419	-2.8%
Equipment Revenues - GROSS	22,342	24,387	15,634	15,670	13,353	44,657	-14.8%
Total Revenues - GROSS	170,796	167,194	152,761	156,305	150,010	459,076	-4.0%
Taxes	(49,598)	(49,314)	(45,592)	(44,695)	(42,127)	(132,414)	-5.7%

Service Revenues - NET	104,893	100,567	96,477	100,350	98,284	295,111	-2.1%
Equipment Revenues - NET	16,305	17,314	10,692	11,260	9,599	31,551	-14.8%
Total Revenues - NET	121,198	117,881	107,169	111,610	107,883	326,662	-3.3%

Cost of Services	32,364	29,860	29,037	28,289	23,712	81,038	-16.2%
Cost of Equipment	24,537	29,073	13,982	15,085	14,217	43,284	-5.8%
Selling & Marketing Expenses	28,391	39,601	26,960	24,524	23,948	75,432	-2.3%
Bad Debt Expense	5,158	3,953	4,735	3,784	2,434	10,953	-35.7%
General & Administrative Expenses	3,690	1,731	969	15,867	9,916	26,752	-37.5%

EBITDA	27,058	13,663	31,486	24,061	33,656	89,203	39.9%
%	25.8%	13.6%	32.6%	24.0%	34.2%	30.2%	10.3 p.p.

Depreciation & Amortization	24,327	24,821	27,013	28,416	28,574	84,003	0.6%
Interest Expense(1)	17,656	21,635	11,775	35,967	27,075	74,817	-24.7%
Interest Income	(619)	(4,241)	(4,292)	(4,072)	(4,521)	(12,885)	11.0%
Foreign Exchange Loss	(23,221)	(17,051)	1,062	(36,138)	(15,171)	(50,247)	-58.0%
Others	1,315	(3,652)	1,173	1,374	1,453	4,000	5.7%
Income Taxes	1,342	(3,243)	(2,688)	(1,326)	(2,996)	(7,010)	125.9%
Minority Interests	1,250	(1,265)	(563)	19	(46)	(590)	-342.1%

Net Income	5,008	(3,340)	(1,994)	(179)	(712)	(2,885)	298.2%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	0.015	(0.010)	(0.006)	(0.001)	(0.002)	(0.009)	298.2%
Earnings per ADS (R$)	0.747	(0.498)	(0.298)	(0.027)	(0.106)	(0.430)	298.2%

(1) Interest paid: 3Q04 - R$6,057 thousand; 4Q04 - R$ 5,225 thousand; 1Q05 - R$ 6,899 thousand; 2Q05 - R$ 3,702 thousand; and, 3Q05 - R$ 6,223 thousand.

www.telenorteholding.com.br – 11/14

BALANCE SHEET (BR GAAP)

					(in R$ 000)
	3Q05	2Q05		3Q05	2Q05

Current Assets			Current Liabilities
Cash & cash equivalents	78,611	78,020	Loans & Financing	78,912	97,488
Accounts Receivable	93,134	87,141	Loan Interest	5,629	6,413
Taxes Receivable	42,340	39,728	Suppliers	92,303	97,110
Other Assets	31,830	43,029	Taxes Payable	4,206	5,180
	245,915	247,918	Dividends	725	727
			Other Current Liabilities	64,198	28,567
				245,973	235,485
Long-term Assets	95,999	95,480
			Loans & Financing	187,321	198,152
Deferred Assets	–	–
			Other Long-term Liabilities	40,787	61,517
Plant & Equipment
Cost	934,448	927,560	Minority Interest	56,641	56,687
Accum Depreciation	(523,745)	(496,510)
	410,703	431,050	Shareholders' Equity	221,895	222,607

	752,617	774,448		752,617	774,448

DEBT POSITION (BR GAAP)

				(in R$ 000)
	3Q05
Debt	R$	US$	Currency Basket Index	Total

Short term	8,691	65,673	4,548	78,912
Long Term	–	187,321	–	187,321
Total	8,691	252,994	4,548	266,233

www.telenorteholding.com.br – 12/14

CASH FLOW (BR GAAP)

		(in R$ 000)
	3Q05	YTD

Operating Activities:
Loss	(712)	(2,885)
Adjustments to reconcile net income (loss) to net cash provided by operating cash activities
Depreciation and amortization	28,574	84,003
Monetary variation and foreign exchange loss (principal)	(14,775)	(49,210)
Unrealized income on hedging operations	14,300	44,774
Deferred income taxes and social charges	(5,458)	(15,099)
Minority interest	(46)	(590)
Other	185	(872)
Changes in operating assets and liabilities	105	(83,212)
Net cash provided by (used in) operating activities	22,173	(23,091)

Investing Activities:
Proceeds from sale of property, plant and equipment	24	137
Capital expenditures	(6,971)	(27,526)
Net cash used in investing activities	(6,947)	(27,389)

Financing Activities:
New loans	–	85,374
Amortization of loans	(14,633)	(55,805)
Payment of dividends and interest on capital	(2)	(357)
Net cash from (used in) financing activities	(14,635)	29,212

Net increase (decrease) in cash and cash equivalents	591	(21,268)

Cash and cash equivalents, beginning of the period	78,020	99,879

Cash and cash equivalents, end of the period	78,611	78,611

www.telenorteholding.com.br – 13/14

GLOSSARY OF KEY INDICATORS

I) Average Customers

a)    Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b)    Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a)    Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months  x  12
3

b)     Churn % – year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year  x  12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ((DELTA) Current Assets – (DELTA) Cash & Cash Equivalents ) –
((DELTA) Current Liabilities – (DELTA) Short Term Loans and Financing – (DELTA) Loan Interest – (DELTA) Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues – Operational Costs – Operational Expenses* – Bad Debt
*Does not include profit sharing.

www.telenorteholding.com.br – 14/14